Mail Stop 4720

August 24, 2009

Via facsimile (703-534-7216) and U.S. Mail

Peter A. Converse
Chief Executive Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, Virginia 22207

Re: Virginia Commerce Bancorp, Inc.
       Form 10-K
       Filed March 23, 2009
       File No. 000-28635

Dear Mr. Converse:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Fiscal Year Ended December 31, 2008

Executive Compensation
Stock Options

1.   Please explain how the determination was made for 2008 to award all executive officers options in the amount of half of the amount granted in 2007. Your CD&A should explain how you determined the amount and why you chose to award the options. Please also confirm that in future filings, your disclosure of each element of compensation will be discussed pursuant to the requirements on Item 402 of Regulation 10-K.

Transactions with Related Parties

2.   Please note the revised disclosure requirements for transactions with related
parties in Instruction 4.c. to Item 404(a) of Regulation S-K requiring disclosure on
whether the loans to insiders were on terms comparable to those for comparable
loans with persons not related to the bank. In future filings, please state, if true,
that the loans were made in the ordinary course of business and on substantially
the same terms, including interest rate and collateral, as those prevailing at the
time for comparable loans with persons not related to the lender.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Operations, page 3

3.   Footnote (1) indicates that you recognized other-than-temporary impairment
("OTTI") on investment securities of $402 thousand during the six months ended
June 30, 2009, $138 thousand of which was recognized in earnings. Your
disclosure on page 11, however, states that you recognized total OTTI of $1.5
million during this period, $1.4 million of which was recognized in accumulated
other comprehensive income and $138 thousand of which was recognized in
earnings. Please tell us and revise your future filings to clarify this apparent
inconsistency.

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page 10

4.   We note that you classify your investment in FHLB and FRB stock as restricted
stock within available for sale securities. Tell us how you considered the
guidance in paragraph 12.26 of the AICPA Audit & Accounting Guide for
Depository and Lending Institutions which states that FRB and FHLB stock
should not be shown with securities accounted for under SFAS 115. Please
advise or revise your future filings to separately classify these investments outside
of SFAS 115 securities.

5.   We refer to your investment securities tables on pages 10-11. Paragraph 39 of
FSP 115-2 and 124-2 (FASB ASC 320-10-50-1B) provides that the disclosures
required by the FSP be provided by major security type. Although paragraph 39
provides a list of security types to be presented by financial institutions, it states
that additional security types may be necessary and that a company should
consider certain characteristics (e.g. business sector, vintage, geographic

concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please consider segregating your domestic corporate debt obligations into further detail (e.g., single issuer vs. pooled trust preferred securities, other corporate debt obligations) based on the nature and risks of the securities.

6.   Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2 (FASB ASC 320-10-50-2aaa).

7.   Please revise your future filings to provide the disclosures required by paragraphs 42 and 43 of FSP FAS 115-2 and 124-2 (FASB ASC 320-10-50-8A and 320-10-50-8B) as they relate to the amount of credit-related OTTI recognized in earnings.

8.   With respect to your trust preferred securities with significant unrealized losses as of the end of the period, please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.

9.   Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (FASB ASC 320-10-50) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 4 – Allowance for Loan Losses, page 12

10.   We note your disclosures on page 7 describing your methodology for measuring loans for impairment and that on page 12 that you had approximately $113.6 million of impaired loans with a specific valuation allowance of $28.4 million and $90.8 million in impaired loans without specific valuation allowances at June 30, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and
- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 16

11.   We note your disclosure that your allowance for loan losses has two basis
        components – a specific allowance for impaired loans and a general (or
        unallocated) allowance – and that large groups of smaller balance, homogeneous
        loans are collectively evaluated for impairment. Please revise your future filings
        to disclose which loans are evaluated individually and which loans are evaluated
        collectively as a group. In addition, disclose how you take into consideration
        housing price depreciation and homeowners' loss of equity in the collateral in
        your allowance for loan losses for residential mortgages and other loans
        collectively evaluated for impairment. Also discuss the basis for your
        assumptions about housing price depreciation.

Allowance for Loan Losses/Provision for Loan Loss Expense, page 22

12.   We note that your net charge-offs as a percentage of average loans outstanding
        have significantly increased during the six months ended June 30, 2009. Please
        tell us and revise your future filings to more clearly explain how this trend of
        increasing charge-offs has impacted or is expected to impact your allowance for
        loan losses. Specifically describe the triggering events or other circumstances
        which impact the timing of when an allowance for loan losses is established for an
        impaired loan versus when the loan is charged-off and explain how the increasing
        level of charge-offs is factored into your determination of the general (or
        unallocated) allowance.

13.   As a related matter, we note your disclosure that the increase in net charge-offs
        and related provision is attributable to your focus on aggressive problem loan
        resolution. Please tell us and revise your future filings to disclose whether your
        focus on aggressive problem loan resolution has resulted in a change to your
        formal charge-off policy and if so, the reasons for the change. Also, disclose
        whether you made any other changes to your allowance for loan losses
        methodology, including:

        • the historical loss data you used as a starting point for estimating current
          losses;
        • how you incorporated economic factors affecting loan quality into your
          allowance estimate;
        • the level of specificity you used to group loans for purposes of estimating
          losses;
        • your application of loss factors to graded loans; and
        • any other estimation methods and assumptions you used.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3418 with any other questions.

Sincerely,

Bill Friar
Financial Services Group